UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. ___)*

AGRIUM INC.
(Name of Subject Company)
AGRIUM INC. (Issuer)
(Names of Filing Persons (Identifying status as offeror, issuer or other person))

Common Shares without par value
(Title of Class of Securities)

008916108
(CUSIP Number of Class of Securities)

Eric B. Miller
Agrium Inc.
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(403) 225-7000
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

with copies to:

Patrick C. Finnerty Ross A. Bentley Blake, Cassels & Graydon LLP 3500 Bankers Hall East 855 - 2nd Street S.W. Calgary, Alberta Canada T2P 4J8 (403) 260-9600	Edwin S. Maynard Andrew J. Foley Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required because communications are made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Filing Party: Form or Registration No.: Date Filed:

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

☐	Check the box if the filing is a final amendment reporting the results of the tender offer.

Item 12.	Exhibits.

Exhibit Number	Description

99.1	Preliminary Communication.